Exhibit 99
Risks Relating to the Coffee Business and the Coffee Industry
     On November 6, 2008, the Company merged The Folgers Coffee Company (“Folgers”), a subsidiary of The Procter & Gamble Company (“P&G”), with and into the Company. Upon completion of the transaction, the Folgers® coffee brand represents the company’s largest single brand and the Company is subject to a number of risks associated with the coffee business. The risks include changes in consumer preferences, volatility in the prices of raw material, the business’ reliance on a small number of key retail customers, consumer perceptions of the Folgers® brand, competition in the retail coffee market, and other risks.
•	The success of the Company’s coffee business depends substantially on consumer perceptions of the Folgers® brand.

Sales of Folgers® brand products will represent a significant portion of the Company’s net sales. The Company believes that maintaining and continually enhancing the value of the Folgers® brand is critical to the success of the coffee business. Brand value is based in large part on consumer perceptions. Success in promoting and enhancing the Folgers® brand value depends in large part on the Company’s ability to provide high quality products. Folgers® brand value could diminish significantly as a result of a number of factors, such as if the Company fails to preserve the quality of its products, if the Company is perceived to act in an irresponsible manner, if the Company or the Folgers® brand otherwise receives negative publicity, if the Folgers® brand fails to deliver a consistently positive consumer experience or if Folgers® products become unavailable to consumers. If Folgers® brand value is diminished, the Company’s revenues and operating results could be materially adversely affected. In addition, anything that adversely affects the Dunkin’ Donuts® brand could adversely affect the success of the Company’s exclusive licensing agreement with Dunkin’ Donuts LLC.

•	The Company’s growth strategy for its gourmet coffee products may not perform as expected.

The Company’s growth strategy for its gourmet coffee products includes increasing sales of Folgers Gourmet Selections® products and Dunkin’ Donuts® licensed retail packaged coffee products, expanding the scope of its gourmet products offerings and increasing its sales and marketing efforts. This growth strategy for gourmet coffee products exposes the Company to a number of risks, including the additional expense of increased marketing efforts and expanding the scope of gourmet product offerings. In addition, new product offerings may compete with the Company’s existing products.

The Company’s ability to innovate and execute in these areas will determine the extent to which it can achieve its growth strategy in the gourmet coffee market. If there is any failure by the Company to properly execute upon its strategy, it may not realize additional revenue or profitability from its efforts and it may incur additional expenses. Similarly, if the Company’s relationship with Dunkin’ Donuts LLC is no longer successful or if the licensing agreement is terminated, the Company’s revenues and profitability could be adversely affected. In addition, the

Company may lose market share if consumers purchase gourmet coffee products from its competitors.

•	The Company’s proprietary coffee brands, packaging designs, and roasting methods are essential to the value of the coffee business and the inability to protect these could harm the value of its brands and adversely affect its sales and profitability.

The success of the coffee business depends significantly on its brands, know-how, and other intellectual property. The Company relies on a combination of trademarks, service marks, trade secrets, patents, copyrights, and similar rights to protect its intellectual property. The success of the Company’s growth strategy depends on its continued ability to use its existing trademarks and service marks in order to maintain and increase brand awareness and further develop its brand. If the Company’s efforts to protect its intellectual property are not adequate, or if any third party misappropriates or infringes on its intellectual property, the value of the Company’s brand may be harmed, which could have a material adverse effect on its business. From time to time, the Company is engaged in litigation to protect its intellectual property, which could result in substantial costs to the Company as well as diversion of management attention.

Additionally, the Company considers its proprietary roasting methods essential to the consistent flavor and richness of its coffee products and, therefore, essential to its brands. Because many of the roasting methods used by the Company are not protected by patents, it may be difficult for the Company to prevent competitors from copying its roasting methods if such methods become known. The Company also believes that its packaging innovations, such as brick packaging technology and its AromaSealTM canisters, are important to the coffee business’ marketing and operational efforts. If the Company’s competitors copy its roasting or packaging methods or develop more advanced roasting or packaging methods, the value of the Folgers® coffee brand may be diminished, and the Company could lose customers to its competitors.

•	The Company could be subject to adverse publicity or claims from consumers.

Coffee products contain caffeine and other active compounds, the health effects of which are the subject of increasing public scrutiny, including the suggestion that consumption of coffee, caffeine and other active compounds may have adverse health effects. An unfavorable report on the health effects of caffeine or other compounds present in the coffee products, product recalls or negative publicity or litigation arising from other health risks could significantly reduce the demand for the Company’s products.

The Company may also be subject to complaints from or litigation by consumers who allege food and beverage-related illness, or other quality, health or operational concerns. Adverse publicity resulting from such allegations could materially adversely affect the Company, regardless of whether such allegations are true or whether the Company is ultimately held liable. A lawsuit or claim could result in an adverse decision against the Company, which could have a material adverse effect on its business, financial condition and results of operations.